(CINRAM LOGO)

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE

FOR IMMEDIATE RELEASE

                     CINRAM ANNOUNCES FIRST QUARTER RESULTS
            (All figures in U.S. dollars unless otherwise indicated)

TORONTO, ON - May 4, 2006 - Cinram International Inc. ("Cinram" or the "Company") (TSX: CRW) today reported its results for the first quarter ended March 31, 2006.

Cinram reported consolidated revenue of $447.8 million for the quarter ended March 31, 2006, compared to $453.8 million for the same quarter in the prior year. Net earnings were $3.9 million or $0.07 per share basic and diluted for the quarter ended March 31, 2006, compared to $4.1 million or $0.07 per share basic and diluted for the same quarter in the prior year. The Company generated earnings before interest, taxes and amortization (EBITA(1)), before unusual items, of $81.7 million, compared to $78.2 million for the same quarter in the prior year. EBITA(1), including unusual items, was $70.3 million for the quarter ended March 31, 2006, compared to $74.3 million for the same quarter in the prior year. Unusual items recorded during the quarter consisted of one-time transaction costs associated with the Company's income trust conversion incurred during the quarter, combined with facility restructuring charges in California and Louviers, France.

"The year is off to an exciting start with the overwhelming shareholder approval for the conversion of Cinram into an income trust and the shipment of the first High Definition DVD titles," stated Isidore Philosophe, Chief Executive Officer. "If the one-time transaction costs and charges were excluded, Cinram's EBITA would have been ahead of those recorded for the same quarter last year. We believe that Cinram's solid cash flows for the first quarter will provide a good start for our new income trust structure."

PRODUCT REVENUES

For the quarter ended March 31, 2006, DVD revenue was $225.5 million, compared to $224.2 million for the same quarter in the prior year. The increase was mainly due to higher unit volumes, partially offset by lower selling prices. DVD revenue accounted for approximately 50% of consolidated revenue for the quarter ended March 31, 2006, up slightly from 49% in the prior year. The Company also recorded its first high definition HD-DVD revenues of $66,000 during the first quarter of 2006.

The Company's CD revenue was $65.7 million for the quarter ended March 31, 2006, compared to $73.1 million for the same quarter in the prior year. CD revenue accounted for approximately 15% of Cinram's 2006 consolidated revenue, compared to 16% for the same quarter in the prior year.

The printing segment, which encompasses the results of Ivy Hill Corporation, generated revenue of $42.0 million for the quarter ended March 31, 2006, compared to $51.8 million for the same quarter in the prior year. Printing accounted for approximately 9% of consolidated revenue for the quarter, down slightly from 11% for the same quarter in the prior year.

Distribution revenue increased to $77.4 million for the quarter ended March 31, 2006, compared to $59.9 million for the same quarter in the prior year. Distribution revenue represented approximately 17% of consolidated revenue for the quarter, compared to 13% for the same quarter in the prior year.

GEOGRAPHIC REVENUES

North American revenue was $327.0 million for the quarter ended March 31, 2006, compared to $351.7 million for the same quarter in the prior year. The decrease was attributable mainly to a decrease in CD and printing revenues, offset by higher distribution revenues. In 2006, North American revenue represented 73% of consolidated revenue for the quarter, compared to 78% for the same quarter in the prior year.

In Europe, revenue for the quarter ended March 31, 2006 was $120.8 million, compared to $102.1 million for the same quarter in the prior year, the increase was due to higher DVD volume and higher distribution revenue, primarily as a result of a major studio contract that came into effect in the second half of 2005. These gains were partially offset by lower audio CD, VHS video cassette and CD-ROM sales. European revenue represented 27% of consolidated revenue for the quarter, compared to 22% for the same quarter in the prior year.

OTHER FINANCIAL HIGHLIGHTS

Gross profit was $81.8 million for the quarter ended March 31, 2006, compared to $75.8 million for the same quarter in the prior year. Gross profit margins for the quarter ended March 31, 2006 were 18%, compared to 17% for the same quarter in the prior year, due to increased contribution from distribution activities, DVD and CD cost improvements, lower raw material costs, and lower depreciation and amortization costs.

Selling, general and administrative expenses were $36.9 million for the quarter ended March 31, 2006, compared to $35.8 million for the same quarter in the prior year. During the quarter, we incurred higher advisory costs relating to various projects, other than the income trust conversion.

Amortization of capital and intangible assets for the quarter ended March 31, 2006 was $54.2 million, compared to $55.8 million for the same quarter in the prior year, mainly due to the fact that certain assets have been fully-depreciated by the end of 2005.

UNUSUAL ITEMS

To effect the reorganization into an income trust, the Company incurred significant transaction costs of $3.5 million in the quarter. These costs include fees paid to financial, tax and legal advisors and other costs which have been recognized as unusual items in the consolidated statement of earnings. The Company will continue to incur additional transaction costs during the second quarter of 2006.

During the first quarter of 2006, management formulated an exit plan to shut down a combined CD and DVD manufacturing facility located in Commerce, California, transferring current production to the Pennsylvania facility. The plan was finalized in early March and termination notices were provided on March 27, 2006 to approximately 350 employees. As a result, contractual severance, employee related costs and other costs amounting to $3.0 million were recorded as an unusual item in the Company's Home Video and audio CD segments.

Also in the first quarter of 2006, management moved forward with a plan to shut down the CD operations at its manufacturing facility located in Louviers, France. The Louviers facility will continue to be utilized for DVD manufacturing. The plan was finalized in March and notice was provided to the workers council during the quarter affecting approximately 120 employees. As a result, contractual severance, employee related costs and other costs amounting to $4.7 million were recorded as an unusual item in the Company's audio CD segment.

SHARE VOLUME DATA

For the quarter ended March 31, 2006, the basic weighted average number of Cinram shares outstanding was 57.3 million, compared with 56.9 million for the same quarter in the prior year.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                                                THREE MONTHS ENDED
                                                                     MARCH 31
                                                                ------------------
                                                                  2006      2005
                                                                -------   -------
(unaudited, in thousands of U.S. dollars)
EBITA(1)                                                        $70,291   $74,326
Amortization of capital assets                                   36,750    38,137
Amortization of intangible assets and deferred financing fees    17,413    17,676
                                                                -------   -------
EBIT(2)                                                         $16,128   $18,513
                                                                -------   -------
Interest expense                                                 11,737    13,114
Interest income                                                    (855)     (290)
Income taxes                                                      1,311     1,614
                                                                -------   -------
NET EARNINGS                                                    $ 3,935   $ 4,075
                                                                -------   -------

(1) EBITA is defined herein as earnings before interest expense, interest income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

MAY 5 CONFERENCE CALL AND WEBCAST

Cinram's management team will host a conference call to discuss the first quarter results on Friday, May 5, 2006 at 8 a.m. (ET). To participate, dial 416-644-3423 or 1-800-814-4890 - reservation#21186205. The call will also be webcast live at http://investors.cinram.com/.

INCOME TRUST CONVERSION

As previously announced, the conversion of the Corporation to an income trust structure under a Plan of Arrangement was approved by its shareholders on April 28, 2006; a final order to that effect was issued by the Ontario Superior Court of Justice; and closing of the transaction is scheduled to take place on May 5, 2006.

ABOUT CINRAM

Cinram International Inc. is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/ replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

                                      -30-

FOR MORE INFORMATION:
Debra Chan
Tel: (416) 298-8190
debrachan@cinram.com


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

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                           MARCH 31    December 31
                                                             2006          2005
                                                         -----------   -----------
                                                         (unaudited)
Assets
CURRENT ASSETS:
   Cash and cash equivalents                              $  121,658    $   89,921
   Accounts receivable                                       437,163       589,417
   Inventories                                                43,216        45,482
   Prepaid expenses                                           17,142        20,610
   Future income taxes                                        33,813        33,835
                                                          ----------    ----------
                                                             652,992       779,265
Capital assets                                               572,821       601,481
Goodwill                                                     330,072       330,274
Intangible assets                                            226,958       241,604
Deferred financing fees                                       17,447        18,954
Other assets                                                  10,163        13,948
Future income taxes                                           28,528        28,416
                                                          ----------    ----------
                                                          $1,838,981    $2,013,942
                                                          ----------    ----------
Liabilities and Shareholders' Equity
CURRENT LIABILITIES:
   Accounts payable                                       $   99,539    $  202,550
   Accrued liabilities                                       323,794       351,580
   Income taxes payable                                        6,431        15,479
   Current portion of long-term debt                          94,740        62,136
   Current portion of obligations under capital leases           759           727
                                                          ----------    ----------
                                                             525,263       632,472
Long-term debt                                               599,640       674,137
Obligations under capital leases                               3,154         3,272
Other long-term liabilities                                   55,431        55,135
Future income taxes                                          103,510       103,018

SHAREHOLDERS' EQUITY:
   Capital stock                                             173,830       173,775
   Contributed surplus                                         4,699         4,634
   Retained earnings                                         319,569       317,121
   Foreign currency translation adjustment                    53,885        50,378
                                                          ----------    ----------
                                                             551,983       545,908
                                                          ----------    ----------
                                                          $1,838,981    $2,013,942
                                                          ----------    ----------

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share amounts)

                                                                MARCH 31   March 31
Three months ended                                                2006       2005
------------------                                              --------   --------
Revenue                                                         $447,827   $453,818
Cost of goods sold                                               366,036    377,989
                                                                --------   --------
Gross profit                                                      81,791     75,829
Selling, general and administrative expenses                      36,868     35,776
Amortization of intangible assets and deferred financing fees     17,413     17,676
Unusual items                                                     11,382      3,864
                                                                --------   --------
Earnings before the undernoted                                    16,128     18,513
Interest on long-term debt                                        11,620     12,976
Other interest                                                       117        138
Interest income                                                     (855)      (290)
                                                                --------   --------
Earnings before income taxes                                       5,246      5,689
Income taxes                                                       1,311      1,614
                                                                --------   --------
Net earnings                                                       3,935      4,075
Retained earnings, beginning of period                           317,121    240,367
Dividends declared                                                (1,487)    (1,386)
                                                                --------   --------
Retained earnings, end of period                                $319,569   $243,056
                                                                ========   ========
Earnings per share:
   Basic                                                        $   0.07   $   0.07
   Diluted                                                          0.07       0.07
                                                                ========   ========
Weighted average number of shares outstanding
   (in thousands):
   Basic                                                          57,304     56,858
   Diluted                                                        57,998     57,468
                                                                ========   ========

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, In thousands of U.S. dollars)

                                                           MARCH 31   March 31
Three months ended                                           2006       2005
------------------                                         --------   --------
Cash provided by (used in):
OPERATIONS:
   Net earnings                                            $  3,935   $  4,075
   Items not involving cash:
      Amortization                                           54,163     55,813
      Non-cash stock-based compensation                          65        229
      Future Income taxes                                     1,444         --
      Loss on disposition of capital assets                      15         28
   Change in non-cash operating working capital              24,175    (59,453)
                                                           --------   --------
                                                             83,797        692

FINANCING:
   Increase in long-term debt                                    --     39,000
   Repayment of long-term debt                              (41,893)   (16,713)
   Decrease in obligations under capital leases                (179)      (250)
   Issuance of common shares                                     55      2,331
   (Decrease) increase in other long-term liabilities          (290)       405
   Dividends paid                                            (1,487)    (1,386)
                                                           --------   --------
                                                            (43,794)    23,387
INVESTMENTS:
   Purchase of capital assets                               (12,927)   (33,286)
   Proceeds on disposition of capital assets                     28        173
    Decrease in other assets                                  3,788      9,488
                                                           --------   --------
                                                             (9,111)   (23,625)

Foreign exchange loss on cash held in foreign currencies        845     (1,663)
                                                           --------   --------
Increase (decrease) in cash and cash equivalents             31,737     (1,209)
Cash and cash equivalents, beginning of period               89,921     41,789
                                                           --------   --------
Cash and cash equivalents, end of period                   $121,658   $ 40,580
                                                           ========   ========
Supplemental cash flow information:
   Interest paid                                           $ 12,088   $ 14,240
   Income taxes paid                                         10,623      3,297
                                                           ========   ========

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days.


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